SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY-SECOND

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, city of Curitiba, State of Paraná. 2. DATE: September 12, 2018 - 8:30 a.m. 3. PRESIDING: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.

The Board of Directors unanimously approved the financial claim of Deloitte Touche Tohmatsu Auditores Independentes, recommended by the Board of Executive Officers of Copel (Holding company), regarding additional services provided, and determined that the form of payment be defined by the Board of Executive Officers, within the legal rules.

II.	The Board of Directors unanimously approved the Company’s Dividend Policy.
III.	The Board of Directors unanimously approved the granting of guarantees within the scope of the financing obtained from the Brazilian Development Bank (BNDES) to SPC Cutia Empreendimentos Eólicos S.A.
IV.

The Board of Directors unanimously approved the signature of amendments to the loan agreements entered into between Copel (Holding company) and the seven SPC of Cutia Empreendimentos Eólicos S.A., extending the maturity date from September 28, 2018 to up to December 31, 2018.

V.	The Board of Directors unanimously approved its Internal Charters.
VI.	The Board of Directors unanimously approved the Internal Charters of the Statutory Audit Committee.
VII.

The Board of Directors unanimously resolved, in response to an inquiry from the Brazilian Development Bank (BNDES), to maintain the proposal to amend the Company’s Bylaws in order to adjust the number of members of the Statutory Audit Committees, from five (5) to three (3) members, since it understands that its activities will not be jeopardized, and authorize the call of an Extraordinary Shareholders’ Meeting, at a date to be defined.

VIII.	The Board of Directors received information on the strategy to dispose non-strategic assets of the Company.
IX.	The Board of Directors received information on the Company’s financial scenario.
X.	The Board of Directors received information on the action plans and/or projects to mitigate the deficiencies identified by the independent audit, Deloitte Touche Tohmatsu Auditores Independentes.
XI.

The Board of Directors received information on the Company’s Policy of Consequence and recommended, within its scope, carrying out studies to adjust the performance evaluation system and the policy for promotions and salary adjustments.

XII.	The Board of Directors received information on the progress of the negotiations under the 2018 Collective Bargaining Agreement.
XIII.	The Board of Directors received information on the corporate initiatives adopted by the Company to reduce labor liabilities.
XIV.	The Board of Directors received information on the initiatives to be adopted to review the Company’s organizational and operating model and structure.
XV.	The Board of Directors received information on the Company’s strategy to sell electricity.
XVI.	The Board of Directors received information on the awards and recognitions received by Copel in 2017 and 2018 regarding good practices of social and environmental responsibility.
XVII.	The Board of Directors received a report from the Company’s Statutory Audit Committee regarding various matters.
XVIII.	The Board of Directors received a report from the Company’s CEO regarding various corporate matters.
XIX.

The Board of Directors: a) accepted the resignation of Mr. Rogério Perna from the position of member of the Copel’s Board of Directors and his dismissal as member of the Statutory Audit Committee; b) registered that the position will be vacant until the receipt of a new appointment for the Board of Directors; the call of an Extraordinary Shareholders’ Meeting to elect the appointed member is thereby authorized; and c) advised that the person appointed to the vacant position at the Board of Directors must have the qualifications of financial expert established in the Company’s Bylaws, in order to fill in the vacant position at the Statutory Audit Committee.

XX.

The Board of Directors received information from the Board of Executive Officers on the corrective and mitigating action plan aimed to implement the recommendations arising from the end of the investigation process on its investee UEG Araucária Ltda.

XXI.	The Board of Directors unanimously appointed Mr. Marco Antônio Barbosa Cândido as ad hoc member of the Financial Committee, replacing Mr. Rogério Perna.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; JONEL NAZARENO IURK - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; MARCO ANTÔNIO BARBOSA CÂNDIDO; MAURO RICARDO MACHADO COSTA; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 182nd Ordinary Board of Directors’ Meeting was drawn up in the Company’s book no. 10.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date September 13, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.